SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                    Form 6-K

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                       for the period ended 25 October 2007


                                    BP p.l.c.
                 (Translation of registrant's name into English)


                 1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


              Form 20-F        |X|          Form 40-F
                         ---------------               ----------------


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                    Yes                            No        |X|
                         ---------------               ----------------







October 25, 2007

THIS PRESS RELEASE WAS ISSUED TODAY IN HOUSTON, TEXAS, BY BP AMERICA INC.

                        BP America announces resolution
                     of Texas City, Alaska, propane trading
                         law enforcement investigations


HOUSTON, TX -- BP America today announced two plea agreements and a deferred prosecution agreement with the U.S. Department of Justice and a consent order with the Commodity Futures Trading Commission which end governmental investigation of company wrongdoing on matters related to the March 2005 explosion and fire at the Texas City refinery, the March and August 2006 oil transit line spills in Alaska and improper propane trading in April 2003 and February 2004.

"These agreements are an admission that, in these instances, our operations failed to meet our own standards and the requirements of the law. For that, we apologize," said BP America Chairman and President Bob Malone. "They represent an absolute commitment to work with the government as we continue our efforts to prevent another tragedy like Texas City, to make our Prudhoe Bay pipeline corrosion program more responsive to changing operating conditions and to ensure that our participation in the nation's energy markets is always appropriate.

"In the months and years since these violations occurred, we have made real progress in the areas of process safety performance and risk management. Oversight of our trading operations has also been greatly enhanced. However, there is more to do and we are committed to doing it," Malone said.

Texas City

BP Products North America Inc. will plead guilty to a felony for failing to have adequate written procedures for maintaining the ongoing mechanical integrity of process equipment at the Texas City refinery and for failing to inform contractors of the hazards related to their occupancy of temporary trailers in the vicinity of the refinery's Isomerization Unit.

BP Products has agreed to a $50 million fine and three years probation. The agreement requires BP Products to continue its cooperation with the government's ongoing investigation of the circumstances leading to the March 23, 2005 Texas City refinery explosion and fire which claimed the lives of 15 workers and injured hundreds more. The agreement also requires, as a condition of probation, compliance with all terms of the September 2005 Settlement Agreement with the U.S. Occupational Safety and Health Administration (OSHA) and the June 2006 Agreed Order issued by the Texas Commission on Environmental Quality.

Under the agreement the Justice Department agrees not to bring additional criminal charges against BP Products in connection with the March 2005 explosion.

"If our approach to process safety and risk management had been more disciplined and comprehensive, this tragedy could have been prevented," Malone said. "We did not provide our people with systems and processes that would have enabled them to appreciate the risk of a catastrophic release from the F20 blowdown stack and understand the danger of placing occupied trailers so close to it. We deeply regret the loss of life, the injuries and the community disruption caused by the explosion."

BP Product's response to the Texas City explosion and fire has been guided by the recommendations of its own incident investigation and by the findings and recommendations of OSHA, the U.S. Chemical Safety and Hazard Investigation Board and the BP U.S. Refineries Independent Safety Review Panel, led by former U.S. Secretary of State James A. Baker, III.

BP America is in the midst of a comprehensive effort to improve its safety culture and to strengthen and standardize process safety and risk management programs at all BP-operated facilities.

At the Texas City refinery, BP Products eliminated the use of blow down systems like the one involved in the March 2005 explosion and removed temporary occupied structures (office trailers) from process areas. The refinery is expected to return to near full production by the end of 2007 after a 25-month, $1 billion renewal program that included the inspection and refurbishment of every major process unit in the refinery and extensive re-training of refinery personnel.

Alaska

BP Exploration Alaska, Inc. (BPXA) will plead guilty to a misdemeanor violation of the U.S. Federal Water Pollution Control Act and admits, in the plea agreement, that the company's approach to monitoring and managing corrosion in Prudhoe Bay oil transit lines failed to properly consider the risks posed by changing operating conditions in the field and that, as a result, BPXA failed to take necessary actions to prevent the March 2006 pipeline spill.

BPXA has agreed to a $12 million fine and 3 years probation. Under the agreement, BPXA will also pay restitution of $4 million to the State of Alaska, which has agreed not to prosecute the company, and make a $4 million payment to the National Fish and Wildlife Foundation for Arctic environmental research.

The Justice Department and State of Alaska have agreed not to bring further criminal charges against BPXA in connection with the March and August 2006 spills.

The leak and the resulting 4,800 barrel spill impacted 1.9 acres and is the largest oil spill to ever occur at Prudhoe Bay. The plea agreement acknowledges that BPXA promptly and thoroughly cleaned up the discharged oil. No lasting harm to the surrounding environment is expected.

"This leak, and the spill that resulted from it, revealed a significant gap in our corrosion management program - a gap that existed because our approach to assessing and managing corrosion risk in these lines was not robust or systematic enough," Malone said.

"We regret that our monitoring of these lines did not meet the expectations of the State of Alaska and the U.S. government," Malone said. "Since this incident we have worked with state and federal regulators to ensure the safe, reliable operation of critical Prudhoe Bay pipelines which deliver processed oil to the Trans Alaska Pipeline."

Following the March spill, BPXA worked with the U.S. Department of Transportation to make periodic maintenance and smart pigging part of BPXA's oil transit line corrosion inspection, monitoring and inhibition program.

BPXA will complete replacement of the 16-mile Prudhoe Bay oil transit line system in 2008. BPXA began construction of the $250 million project in early 2007.

April 2003, February 2004 propane trades

BP America has entered a deferred prosecution agreement (DPA) with the U.S. Justice Department under which the company admits that it manipulated the price of February 2004 TET physical propane and attempted to manipulate the price of TET propane in April 2003. The DPA concludes all criminal investigations of BP America on matters related to propane, gasoline, crude oil and other commodity trading.

BP Products North America Inc. also has entered a companion consent order with the U.S. Commodity Futures Trading Commission (CFTC) resolving all civil enforcement matters concerning the company's propane and gasoline trading.

BP America will pay fines, penalties and restitution totaling just over $303.5 million, including $53.5 million to a victim restitution fund, a criminal penalty of $100 million, a civil penalty of $125 million and a $25 million payment to the U.S. Postal Inspection Service Consumer Fraud Fund.

The DPA has a term of three years. Charges will be dismissed at the end of the term following Justice Department determination that BP America has complied with the terms of the DPA. The DPA requires BP America's continued cooperation with the U.S. government investigation of the trades in question.

The DPA will result in the appointment of an independent monitor to make sure BP America has appropriate trading compliance policies and programs in place, that the policies and programs are implemented appropriately, and that they are being enforced. The independent monitor will have authority to investigate and report alleged violations of the Commodity Exchange Act or CFTC regulations and to recommend corrective action.

BP America conducted its own investigation and cooperated with the Justice Department and the CFTC investigations of propane trading in April 2003 and February 2004. The February 2004 TET propane trades resulted in a loss of $10 million to the company.

"Our view of the legality of these trades changed as our knowledge of the facts surrounding them became more complete," Malone said. "This settlement acknowledges our failure to adequately oversee our trading operation. The agreement provides compensation for victims and establishes a foundation for working with the government to ensure our participation in the nation's energy markets is always appropriate. We are determined to restore the trust of regulators in our trading operations."

After investigating the propane trades, BP America developed an enhanced compliance program specifically fit for the trading organization; increased compliance and legal resources; enhanced training for traders; upgraded transaction monitoring capability and improved metrics to measure compliance performance.

Notes to Editors

Texas City

   -Early on, BP Products accepted responsibility for the Texas City incident and for the management system failures and employee mistakes which were contributing factors.

   -BP Products has spent $1.6 billion to compensate victims of the explosion and has resolved more than 1,650 personal injury claims arising from the incident. Settlements have been achieved with the families of the workers who died and with most workers who suffered injuries.

   -In October 2005, BP Products entered a settlement with the U.S.
    Occupational Safety and Health Administration resolving more than 300 separate alleged violations of OSHA safety regulations. BP Products paid a fine of $21.4 million and agreed to a number of corrective actions, including the hiring of process safety and organizational experts for the refinery.

   -In June 2006, BP Products negotiated an "Agreed Order" with the Texas
    Commission on Environmental Quality which authorized the Texas City refinery to quickly replace blowdown stacks in heavier than air, light hydrocarbon service with flares. BP Products paid a fine of $336,556 and has agreed to bring all of the new flares into compliance with New Source Performance Standards (NSPS) by June 15, 2011 at an estimated cost of $250 million. This condition of probation can be extended if the work required under the Agreed Order is not completed within the initial term of probation.

   -The BP Texas City incident investigation team published its report in December 2005. The team "found no evidence of anyone consciously or intentionally taking actions or decisions that put others at risk."

   -The Texas City refinery is owned and operated by BP Products North
    America Inc. It is BP's largest and most complex refinery with a rated capacity of 470,000 barrels per day and an ability to produce up to 11 million gallons of gasoline per day.

Alaska

   -In August 2006, smart pigging of sections of the Prudhoe Bay oil transit line system revealed unexpected severe corrosion in isolated locations and led to the discovery of a 199 barrel spill. BPXA halted production from the eastern side of the field for 47 days while bypass lines were commissioned and the integrity of the oil transit line system was confirmed.

   -All BP-operated oil transit lines on the North Slope are now included in the U.S. Department of Transportation's Integrity Management Program.

   -After the 2006 oil transit line leaks, BP America retained three leading corrosion and infrastructure experts to independently review and make recommendations for improving BPXA's corrosion inspection, monitoring and prevention program.


April 2003, February 2004 TET Propane trades

   -Propane is a natural gas liquid, used by petrochemical industries to produce plastics and for residential/commercial purposes.

   -Primary means of delivery to the Northeast and Midwest U.S. is the Texas
    Eastern Products Pipeline Company (TEPPCO) system. Propane in the TEPPCO system is identified as TET propane.

   -BP America has taken disciplinary action, including dismissal of employees for failure to adhere to BP policies following the company's investigation of the April 2003, February 2004 TET propane trades.

For additional information: Ronnie Chappell, +1 281-236-3529 or +1 281-366-5174



                                         SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                         BP p.l.c.
                                        (Registrant)



Dated: 25 October 2007                        /s/ D. J. PEARL
                                                  ..............................
                                                  D. J. PEARL
                                                  Deputy Company Secretary